
05008719


EMI

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

25th May, 2005.

<u>Attn: Filing Desk - Stop 1-4</u>


SEC MAIL PROCESSING
RECEIVED
JUN 1 2005
WASH, D.C. 155 SECTION

SUPPL

Dear Sirs,

<u>EMI Group plc - Ref. No: 82-373</u>

Further to our filing of 10th May 2005, I enclose one copy of each of the following items that the Company has delivered to the London Stock Exchange:

(a) a News Release dated 24th May 2005 announcing the EMI Group plc preliminary results for the year ended 31st March 2005 together with the recommended final dividend for that year; and,

(b) an announcement dated 25th May 2005, advising of awards made on that date under the EMI Group Senior Executive Incentive Plan and the EMI Group Executive Share Incentive Plan by The EMI Group General Employee Benefit Trust ("EBT") to certain participants and that the Trustee of the EBT withheld shares in respect of tax liabilities arising from the awards.

Yours faithfully,

C. L. CHRISTIAN
<u>Deputy Secretary</u>

PROCESSED
JUN 09 2005
THOMSON
FINANCIAL

Encs.

Ref: 82-373



News Release

FOR IMMEDIATE RELEASE

ER 05/22

EMI GROUP PLC
PRELIMINARY RESULTS FOR YEAR ENDED 31 MARCH 2005

LONDON 24 May 2005: EMI Group plc today announces its preliminary results for the year ended 31 March 2005:

- EMI Group turnover declined by 5.1% at constant currency, with EMI Music Publishing turnover increasing by 4.9% and EMI Music turnover declining by 7.4%
- EMI Group's digital sales more than tripled to £49.7m, representing 2.5% of total Group turnover for the year and 3.5% in the final quarter
- Group operating margin increased to 12.0% from 11.8%
- EMI Music's previously announced restructuring initiatives delivered cost savings of £35m in the year, £10m ahead of plan, with a further £15m of savings expected in the current year
- Group Profit before tax, amortisation and exceptional items (Adjusted PBT) was £141.9m, in line with the 15 April trading update, and compares to £163.3m in the prior year
- Adjusted diluted EPS of 13.0p compared to 15.5p in the prior year
- Full-year dividend maintained at 8.0p per share
- EMI maintains its positive outlook on the global recorded music market as declines in physical music sales continued to moderate during the year and digital music sales grew at a very rapid pace

Eric Nicoli, Chairman of EMI Group said, "In a still challenging trading environment we have seen some encouraging market trends and have made strategic progress in the past year. EMI Music Publishing achieved strong growth in both sales and profits. EMI Music's sales fell short of our original expectations due, in part, to lower than anticipated reorders in the fourth quarter and the rescheduling of two major album releases. The impact on the overall results for the Group was partially mitigated by the successful implementation of our restructuring programme at EMI Music which delivered cost savings ahead of plan. We remain positive on the outlook for the music industry and expect to deliver an improved performance in the year ahead."

Enquiries

EMI Group plc

Amanda Conroy	Corporate Communications	+44 20 7795 7529
Claudia Palmer	Investor Relations	+44 20 7795 7635
Susie Bell	Investor Relations	+44 20 7795 7971

Brunswick Group LLP

Patrick Handley		+44 20 7404 5959

A live webcast of EMI's presentation to investors and analysts will take place at 10:15 am (UK time) today, 24 May, and can be accessed via the company's web site, www.emigroup.com. An archive will be available for viewing shortly thereafter.

Interviews with Eric Nicoli, Chairman, and Martin Stewart, Group Chief Financial Officer, in video, audio and text are available on www.emigroup.com and www.cantos.com

EMI GROUP PLC
PRELIMINARY RESULTS FOR YEAR ENDED 31 MARCH 2005

Part I

EMI Group Operating Overview

Industry
Global music market conditions continued to improve during the year. A key driver has been the very rapid growth in legitimate digital music. For the year, digital music represented more than two percent of the global music market as compared to last year when sales had just started to take off. We remain confident that digital music will drive the industry forward at attractive growth rates in the coming years and that it will become a significantly larger proportion of our business.

We are also encouraged by trends in global physical music sales, where declines continued to moderate. During the year we saw a considerable improvement in Continental Europe, one of the most challenging regions in recent years. While we still saw a decline in value year-on-year, the magnitude of decline has significantly reduced, particularly in the key German and French markets. We also saw a notable improvement in the Japanese and Latin American markets. The North American market softened during the year, particularly during our second half.

EMI Music
EMI Music's performance for the financial year was impacted by lower than anticipated reorders in the fourth quarter and the rescheduling of two major albums into the current financial year.

During the year, we successfully completed our announced restructuring initiatives at EMI Music, including the outsourcing of manufacturing in the United States and Europe and the restructuring of some of our labels in particular in Continental Europe. These initiatives delivered combined costs savings of £35m in the year, £10m ahead of plan. The remaining £15m of annualised savings are expected to be realised in the current financial year, bringing the total annualised cost savings to £50m. We continue to be focused on improving our overall efficiency through efforts targeted at procurement and marketing effectiveness together with our IT change programme.

EMI Music has continued to invest in artist development, the core of our business, and has a strong track record of developing artists who have success on a multiple-album basis. Top sellers in the year included albums from Robbie Williams, Tina Turner, Norah Jones, Beastie Boys, Blue, Kylie Minogue, Lenny Kravitz, Chingy and Moby. During the year, EMI Music continued to build upon the initial success of newer superstars, Joss Stone, Keith Urban and Yellowcard. We are continually strengthening our active roster of global superstars which numbers nearly 50 artists.

EMI Music is aggressively pursuing the digital market. During the year, we have worked hard to put in place the right digital partnerships globally to ensure that, as an owner of digital content, we maximise this opportunity.

EMI Music Publishing
EMI Music Publishing has further strengthened its position as the leading global music publisher. We continued to sign today's very best song-writing talent during the last financial year, including Eminem and Scissor Sisters, and we continue to lead the industry in our ability to maximise revenues from the songs in EMI's exceptional catalogue.

During the year, EMI Music Publishing has been at the forefront of the digital market development including, in December 2004, the ground-breaking agreement between EMI Music Publishing and Sony BMG on new digital products for the US and Canadian markets. We are committed to capturing the full benefits of digital and, looking ahead, we expect both the digital opportunity and improved conditions in the recorded music market to drive attractive growth

Content protection
We continue to be extremely active in our fight against piracy. During the year, we saw industry lawsuits against illegal file sharers launched across Europe, in addition to those in the US, bringing the total number of lawsuits initiated internationally to nearly 12,000.

The IFPI (the world-wide recording association) has published evidence to indicate that our initiatives are having an impact. Overall, the number of infringing music files on the Internet has dropped from a peak of 1.1 billion, in April 2003, to 870m, in January 2005, a drop of 21%. This decline is even more impressive given that, during the same time period, global broadband penetration, a facilitator of online piracy as well as legitimate digital distribution, grew by 75% from 80m to 140m households worldwide. KaZaA, which used to be the largest and most popular file-sharing service, has seen its user figures drop by approximately 45% (from 4.2m to 2.3m average concurrent users) since the start of the warning and litigation campaign.

Our anti-piracy effort has included, and will continue to include, many initiatives in addition to lawsuits. We are also working closely with governments around the world to introduce and enforce intellectual copyright protection. Above all, we believe that the introduction of new and exciting legitimate digital music consumer offerings is a critical element in the fight against piracy.

Management
In January, we announced a succession plan for EMI Music Publishing and the appointment of a new Group Chief Financial Officer.

Roger Faxon, who was the Group's CFO, returned to EMI Music Publishing where he is now President and Chief Operating Officer. Roger is to become joint CEO of EMI Music Publishing, with Martin Bandier, in April 2006 and sole CEO in April 2007 when Martin Bandier will become full-time Chairman. In 2008, Roger will succeed Martin Bandier as Chairman and Martin Bandier will act as a consultant to the division for a further three years.

Martin Stewart has taken up the position of Group CFO and, on 1 February 2005, was appointed to the Board of EMI when Roger stood down.

Outlook
EMI Group is a music-content company. We are focused on building shareholder value by developing the best musical content at EMI Music and EMI Music Publishing and fully exploiting this unique content on a global basis through all viable and economically attractive channels. New formats, uses, outlets and channels for our music content, particularly those related to digital music, are providing real growth to our markets. We continue to invest in a structured manner to yield the greatest value from our music content and the new opportunities brought about by digital.

Looking to the year ahead, we remain positive on the outlook for the music industry and expect to deliver an improved performance. EMI Music's portfolio of releases should drive market share gain and increased profitability. The positive momentum at EMI Music Publishing should continue. Both businesses will benefit from improving long-term recorded music market trends, driven by continued strong growth in digital music.

Part II

Financial review

Turnover

Reported Group turnover fell by 8.4% or £177.9m to £1,942.8m. The decline, excluding exchange movement, was 5.1% or £107.1m. The adverse exchange movement was largely driven by a decline in the weighted average rate of the US Dollar against Sterling from $1.70 last year to $1.85 in 2004/05.

At constant currency, turnover in EMI Music fell by 7.4%, declining in all regions apart from Latin America. The disappointing level of reorders for second-half releases and the slippage of two major albums out of the financial year was partially offset by stronger catalogue sales.

At constant currency, turnover in EMI Music Publishing was up on the prior year in all geographic regions and by 4.9% at a divisional level. The increase in turnover was driven by strong growth in performance, synchronisation and other revenues. Mechanical revenues were below the prior year, driven by the decline in the global recorded music market.

Group digital sales increased to £49.7m from £15.1m in the prior year, an increase of 329% at constant currency. Digital sales represented 2.5% of total Group turnover for the year, with the percentage increasing sequentially during the year from 2.2% in the first quarter to 3.5% in the fourth quarter.

Costs

During the course of the year, all costs were tightly controlled. Administration expenses were reduced by £31.6m and gross margin, after distribution costs, improved from 35.3% to 35.7%.

Royalty and copyright costs, manufacturing and distribution costs together with marketing and promotion costs are all largely variable with turnover. They have, therefore, declined in absolute terms but, as a result of greater efficiencies, there has been a relative improvement particularly in marketing and promotion costs. Group corporate costs were higher in the year due to increased legal and regulatory costs.

The cost structure was improved over the year by the outsourcing of manufacturing in the United States and Europe and the restructuring of some of our record labels, particularly in Continental Europe. These initiatives delivered savings of £35m in the year and are expected to deliver further savings of £15m in the current financial year, bringing the total annualised cost savings to £50m.

Operating profit

Group operating profit (EBITA) declined by £16.4m or 6.6% from £249.3m to £232.9m. Excluding exchange the decline in EBITA was £8.7m or 3.5%.

EMI Music reported EBITA of £132.7m, a decline of £11.8m or 8.0% at constant currency on the prior year. The EBITA contribution from the Continental Europe region increased significantly in the year but this improvement was more than offset by declines in North America and Asia. Operating margin remained constant at 8.6%, further evidence of the Group's determination not to chase unprofitable sales and its ability to control costs.

EMI Music Publishing reported EBITA of £100.2m, a growth of 3.0% at constant currency on the prior year. Operating margin declined from 25.6% to 25.0%. This decline in margin was primarily attributable to an increase in allocated corporate costs.

Group operating margin increased again from 11.8% to 12.0%,.

Other items affecting earnings
Recurring Group finance charges rose by £6.2m to £92.1m. This reflected both a 2.3% increase in average net borrowings as well as increases in interest rates in both the UK and the US, two of our major funding territories.

Adjusted profit before tax fell from £163.3m to £141.9m, driven by the decline in turnover.

The Group tax rate, before amortisation and exceptional items, was 22% against 19.9% in the prior year. The increased rate reflected a movement in profitability towards countries in Continental Europe, where our marginal tax rate is higher, and away from the US, where there are brought-forward losses available for offset.

The charge in respect of the amortisation of copyrights and goodwill at £50.7m was slightly down from last year's total of £50.9m.

After material operating exceptional costs of £138.3m in 2003/04, there were no operating exceptional costs to report this year. Similarly, after taking non-operating exceptional costs of £16.5m in 2003/04, there was a credit in 2004/05 of £0.8m, being the profit on the sales of properties. There were no finance exceptional costs to report in 2004/05 in comparison with a charge of £10.2m in the previous year.

The minority interest cost has reversed from a credit of £0.9m in the previous year to a charge of £4.3m this year. This is the consequence of the recorded music business in Japan, in which there is a 45% minority, returning to profit after falling into losses after operating exceptional costs last year.

Profit attributable to members of the Holding Company was £56.3m against a loss last year of £71.6m.

Adjusted basic earnings per share were 13.5p, compared with 15.8p. On a diluted basis, treating outstanding convertible debt and outstanding share options as equity, adjusted earnings per share were 13.0p. The Board is recommending a final dividend of 6.0p per share to maintain the total dividend of 8.0p per share.

Cash flow and net borrowings
Improvement in cash conversion and overall cash management remains a key area of focus for the Group. The net cash inflow from operating activities was £221.4m. This represented a significant reduction from last year's inflow of £309.4m, reflecting two primary factors. First, the reduced inflow comes after deducting £60.3m in respect of cash spend on the restructuring programmes announced on 31 March 2004. Secondly, the inflow from improved working capital management was £25.2m for the year, compared to £58.3m in the prior year.

After the net cash inflow from operating activities, we had cash outflows of £101.6m for finance charges, £32.7m for taxation, £108.5m for investment activity (notably the final payment of £42.3m in respect of Jobete and deferred consideration payments in respect of Mute and Hit and Run), and £62.9m for dividends, giving an overall cash outflow before exchange differences of £84.3m. Net of receipts from the issue of shares of £1.7m and a gain on translation of £1.8m, year-end net debt has increased by £80.8m, from £748.7m to £829.5m.

Pensions
EMI maintains a number of defined benefit plans around the world, the largest of which is in the UK. As a consequence of the triennial valuation of that plan as at 31 March 2003, the Group resumed annual contributions in respect of future service to the UK fund with effect from 1 April 2004. This resulted in a cash cost of approximately £6.5m with no profit and loss impact due to the accounting treatment as determined by SSAP 24. These contributions will continue until the outcome of the next triennial valuation, as at 31 March 2006, is known and future funding requirements can be determined.

Adoption of International Financial Reporting Standards (IFRS)

The Group expects to publish its first financial statements under IFRS for the six months to 30 September 2005 and for the year ending 31 March 2006.

The Group intends to announce the impact of IFRS on its financial statements in early July. It is anticipated that the areas of most significant impact in 2005/06 will all be non-cash items and will comprise:

- the inclusion of the valuations of the defined benefit pension schemes, notably that in the UK, on the balance sheet and the inclusion of equivalent service cost and financing cost information in the Profit and Loss Account;
- other effects on financing charges including revaluation movements on our convertible bond and exchange movements on foreign currency denominated debt
- the inclusion of share-based pay awards as an overhead cost;
- the replacement of automatic amortisation of goodwill with annual impairment reviews.

Part III

EMI Music operating review

Market overview
EMI Music continues to operate in a marketplace that is undergoing significant change, primarily driven by the rapid development of digital music. Market trends during the financial year lead us to remain positive on the outlook for the global recorded music market and optimistic about the opportunities digital will continue to bring.

The global recorded music market, combining physical and digital music sales, declined by only an estimated 1.0% during the year, a significant improvement on the 5.6% decline reported in the prior year.

While market conditions remain mixed by region, we have seen improving trends in physical music sales year-on-year in nearly all regions. Most encouraging has been the improvement seen in Continental Europe, particularly in the second half of the financial year. This improvement has been driven by a significant reduction in the rate of decline in the key German and French markets. We also saw a notable improvement in the Japanese and Latin American markets. The North American market softened during the year, particularly during our second half.

Music video continued to be a growing segment of the global physical industry, up 6.3% on the prior year. We see increasing market opportunities for higher value-added physical music product that delivers increased music content to consumers and we are working on the development and introduction of new formats and products, for example DualDisc.

Digital
The rate of development of the digital music marketplace during the year has been very rapid and reaffirms our confidence that digital music will represent a very significant proportion of our business in the coming years. Digital market development to date varies significantly by region, with mobile music products dominating the Asian markets, in particular Japan, downloads leading the North American market and a combination of both being seen in the UK and Continental Europe. We believe this variation will lessen in years to come largely as a result of the roll-out of technological advances.

Importantly, a number of large organisations recognise the digital music opportunity and have committed significant resources to drive forward the development of this marketplace, particularly in the form of marketing expenditure. Specifically, in the past year we saw the launch of iTunes in Europe, a new digital download and music subscription service from Yahoo! Music Unlimited in the US, MSN Music on a global basis, Vodafone live! with 3G in the UK, the relaunch of Napster and the introduction of Napster To Go and Rhapsody-To-Go.

As an owner of digital music content, we believe that EMI is extremely well positioned to capitalise on this growth. Our strategy remains to deliver our music content to consumers in any form, at any time and in any place. As such, we have been working very hard to put in place the right digital partnerships globally to ensure that, as well as maximising the digital opportunity, we also secure the right value for our exclusive music content. We are making good progress with our IT investment programme, which is designed to enable us to efficiently capture the increased revenue opportunities we see in the digital environment.

EMI Music delivered digital sales of £35.6m for the financial year, an increase of more than 300% on the prior year with digital sales now representing 2.2% of total revenues.

Performance review

Despite this improved market backdrop, EMI Music had a challenging year because of, in part, the changes to the release schedule and the lower than anticipated re-orders in the fourth quarter. This resulted in a disappointing second half performance, with the portfolio underperforming both our own expectations and the global music market. For the year, EMI Music sales declined by 7.4% at constant currency and market share fell to 12.9% from 13.5% in the prior year. Prior year global market share has been restated to reflect exchange rate movements.

In particular, the change of release dates of two major albums, *X&Y* from Coldplay and *Demon Days* from Gorillaz, from the last financial year to the current financial year, had a significant impact on the results. While we tightly manage the release schedule, recording music is a creative process and there can be instances where changes to the release schedule may adversely affect results for a specific financial reporting period. Both albums will be released in the first quarter of the current financial year and are expected to be major sellers.

We also saw our major second-half releases underperforming, with reorder levels being lower than anticipated in the fourth quarter. We are confident that this is not a reflection of the broader portfolio and we have seen our more recent releases performing well including albums from Moby, Chemical Brothers, Faith Evans and Athlete.

The year had some notable successes. Robbie Williams' *Greatest Hits* was the best-selling album during the financial year, achieving sales of over 6m units. This album was hugely successful on a global basis and was number one in 18 countries. It was the industry's sixth best-selling album worldwide during 2004. In February 2005, Robbie Williams received the British music industry's award for the best song of the past quarter century for *Angels*. Robbie Williams is now recording his next album which is planned for release in the current financial year.

In 2004, Joss Stone developed into a global superstar. Her latest album, *Mind, Body & Soul,* has sold 2.8m units since its release in August and her first album, *The Soul Sessions,* also continued to sell well throughout the year. Joss Stone's enormous talent was further recognised when she received BRIT awards for British Female Solo Artist and British Urban Act.

Norah Jones's albums, *Feels Like Home* and *Come Away with Me,* both released in prior financial years, together sold nearly 4m units during the year.

The *Now* compilations enjoyed success both in the US (where *Now 17* sold 3.5m units) and in the UK and Europe (where three *Now* albums each sold more than 1m units).

As a music-content company, artist and repertoire (A&R) is core to our business and is a key focus for us. Our strategy has been, and continues to be, the development of long-term career artists who will enjoy success on a multiple-album basis. During the year, we built upon the initial success of new superstars, Joss Stone, Keith Urban and Yellowcard, all of whom we believe will have long, productive and successful careers. Through breaking new artists, we are continually strengthening our active roster of global superstars, which now amounts to nearly 50 artists including Robbie Williams, Coldplay, Norah Jones, Kylie Minogue, Moby, Lenny Kravitz, Daft Punk, Gorillaz, Beastie Boys, Paul McCartney, the Rolling Stones, Tina Turner and Hikaru Utada.

During the year, we continued to focus on superior catalogue marketing, maximising the revenues of our exceptional catalogue of recordings. *Dino: The Essential Dean Martin,* which sold 1m units during the year, is a good example of our ability to repackage prior recordings into new, compelling works. Other top-selling catalogue albums were The Beatles' *1* and The Beach Boys' *The Sounds of Summer.*

Geographic review

North America
Our North American business had a challenging year, following a very successful prior year, resulting in a loss of market share. This disappointing performance in part reflects the slippage of albums from Coldplay and Gorillaz and, also, a number of releases selling less than we had anticipated. Top-selling albums for the year included those from Beastie Boys, Keith Urban, Yellowcard, Chingy, Joss Stone and Anita Baker.

Digital music sales in North America more than doubled during the year. The market continued to be dominated by digital track downloads which, according to Soundscan data, now represent more than 4% of the total US music market in terms of unit sales on an album-equivalent basis. This is broadly in line with the proportion of EMI Music's digital sales in the region. Apple's hugely successful iPod and iTunes continued to drive market development. We have also seen the launch of other digital services including a download service from Microsoft, MSN Music, and subscription-based services such as Napster to Go and Yahoo! Music Unlimited. Mobile music remains relatively undeveloped but we expect this to change with advances in mobile technology in the region.

We continue to focus on building the breadth and depth of our North American artist roster. During the year, we created a new division at our Virgin label, Virgin Records Urban Music, which is headed by the proven hit-maker and producer, Jermaine Dupri. This will add to our range of creative sources in North America which includes the Capitol, Christian Music Group, Capitol Nashville and Blue Note labels.

EMI recognises that building its North American roster and repositioning the business is a multi-year effort which began to show some promising results in the prior financial year. We view the past year's sales performance as a temporary setback; the business remains profitable and we feel that our record labels are on the right path creatively. The current financial year has got off to a good start with, in particular, strongly performing releases from Dierks Bentley and Faith Evans.

UK & Ireland
The UK & Ireland business gained market share during the year reflecting a consistent stream of good releases. This included successful albums from established artists, such as Robbie Williams, Kylie Minogue, Phil Collins, Blue, Tina Turner and Chemical Brothers, as well as those from developing artists, such as Joss Stone, Athlete and Jamelia.

The overall regional performance was impacted by the change in release timings of albums from Coldplay and Gorillaz, both repertoire from the UK & Ireland business.

Digital saw massive growth in the UK during the year, driven by the launch of iTunes in June 2004 and the development of the mobile music market. In October, EMI Music agreed a deal with The Carphone Warehouse, which made Robbie Williams the first-ever artist to release an entire album plus video content on a memory card that slots straight into a mobile phone. This deal is just one example of the new and exciting music formats and opportunities digital music brings.

Continental Europe
Our Continental European business had a good year, gaining market share and significantly increasing its level of profitability. After a number of very challenging years, we are seeing the benefits from our restructuring initiatives in this region, strengthening what has traditionally been a very solid base for EMI.

In particular, our Italian business went from strength to strength with significant market share gains during the year. Albums from local artists, Vasco Rossi and Tiziano Ferro, were both major sellers. We also enjoyed good market share gains in France and Spain reflecting, in part, the successful implementation of our restructuring initiatives.

Other major-selling albums from local artists included Cali from France, Amaral from Spain and Wir Sind Helden and Helmut Lotti from Germany. Top-selling international artists included Robbie Williams, Blue, Tina Turner, Norah Jones, Moby and Joss Stone and Kylie Minogue.

We have seen strong growth in digital in Continental Europe during the year. In this region, digital sales are predominantly from downloads although we are seeing a good contribution from mobile music products, with a higher proportion than in the US and UK.

Japan

Japan saw a decline in market share for the year, largely as a result of a lighter release schedule and, in particular, the lack of new releases from local superstars. During the year we have taken a number of steps to broaden our Japanese roster and increase the development of new local talent. As always, roster development takes time.

Major sellers during the year included a new release from Nori Makihara, new singles collections from Glay and Yaida Hitomi, and good sell through on Hikaru Utada's singles collection. Top-selling international artists included Beastie Boys, Blue and Norah Jones.

The digital market grew significantly during the year driven by the rapid development of ring tune penetration in the mobile phone market. The launch of new mobile products, such as ring backs and ring videos, provided exciting new consumer offerings.

South East Asia

South East Asia benefited from improving market conditions during the year but this was largely offset by a modest loss in market share. China saw a very significant increase in sales, reflecting aggressive development of local repertoire. We expect China to be a key growth driver for the region in the coming years.

Major-selling local artists during the year included S.H.E., David Tao, ADA Band, Rene Liu and Elva Hsiao. Top-selling international artists included Robbie Williams, Norah Jones and Blue.

Australasia

Our Australasian business gained market share during the year but overall performance was impacted by difficult market conditions. Success in the region during the year was driven by strong local releases including albums from Jet, Missy Higgins and Kasey Chambers. Top-selling international artists included Robbie Williams, Norah Jones and Joss Stone.

The digital market in Australasia remains relatively immature, with the launch of iTunes eagerly awaited and the expansion of the telecoms networks to 3G still to happen.

Latin America

Latin America had a very good year with market conditions greatly improved and EMI gaining significant market share. Strong sales growth resulted in the region returning to profitability during the year. Mexico, Argentina and Colombia were key growth drivers of the business.

Major-selling local artists during the year included Intocable, RDB, Quintanilla III, Legiao Urbana and Aleks Syntek. Top-selling international artists included Robbie Williams and Tiziano Ferro.

Part IV

EMI Music Publishing operating review

EMI Music Publishing continued its strong track record of achievement, delivering constant currency sales growth of 4.9% for the financial year. Given the backdrop of a changing and still challenging global music market, this performance demonstrated the superiority of EMI Music Publishing's song catalogue, creative approach, marketing capabilities and operating efficiency. These important attributes position us to take advantage of all of the new and growing uses of songs that are emerging around the world.

As always, a broad range of songs – both current hits and classics created years ago – contributed to this year's performance. Notable successes from recent releases included songs by Natasha Bedingfield, Jamie Cullum, Eminem, Good Charlotte, Alan Jackson, Jay-Z, Kelis, Alicia Keys, Kylie Minogue, Scissor Sisters, Jessica Simpson, Usher, Hikaru Utada, Kanye West and Pharrell Williams.

Through aggressive marketing of our songs, performance and synchronisation revenues continued to be important drivers of growth as mechanical revenues remained under pressure from industry conditions. We also benefited from our continued focus on improving collection efficiency from users and the national collection societies and ensuring proper payment for the use of our copyrights. The use of songs in digital applications, such as ring tones, continued to generate high rates of growth.

Regionally, our North American business continued to deliver good sales gains on a local currency basis. Through our effective song marketing approach, we once again achieved double-digit growth in synchronisation revenue in this business. Our UK business generated revenue gains in all income types, most notably in performance and mechanical revenue reflective of the high chart-share positions achieved in the last year. Sales in Continental Europe were marginally higher than last year at constant currency but mechanical revenues were under pressure in territories such as France, Germany, Spain and Scandinavia, where the recorded music industry remained especially difficult. In Japan, we generated attractive overall sales growth on a local currency basis, driven by gains in synchronisation income as well as higher mechanical income, largely due to the Queen *Jewels* collection and Hikaru Utada.

Mechanical revenue

Mechanical royalties, derived primarily from the sales of recorded music products, now represent less than 45% of our total publishing revenues, down from over 56% of the total five years ago. Mechanical revenues declined by 6.3% at constant currency for the year. Given the time lag in receiving royalties from collection societies, mechanical revenues were negatively affected by the prior period's decline in the global recorded music market and the phasing of receipts.

Performance revenue

Performance revenues, earned when a song is performed live on stage, played in a bar or broadcast on the radio or television, grew by 7.7% at constant currency for the year. This high growth was driven by a range of factors including continued expansion of media outlets and channels around the world, improved tracking and collection efforts and strong chart positions for our songs, particularly in pop and urban music. Performance revenues have been a source of growth for EMI in each of the past seven years and this income type now contributes almost 27% of total publishing revenues.

Synchronisation revenue
Our synchronisation revenues continued to generate attractive growth, increasing by 13.2% at constant currency for the year. Synchronisation revenue is generated by the use of songs in audiovisual works such as advertisements, television programmes, films, computer games and in mobile phones. Important synchronisation licences for advertising were signed with companies including General Electric, Philips Electronics, Fisher Price, Pepsi, Maxwell House Coffee and Renault. Recent successes in licensing our songs to television programmes included: *American Idol, The CBS Early Show, CSI, One Tree Hill* and the *OC* and to films such as: *Bridget Jones: The Edge of Reason*, *Coach Carter, Hitch, Shark Tale*, *Spider Man 2* and *Shrek 2*.

These successes demonstrate that we have continued to achieve effective execution of our strategy of combining a strong customer orientation with a superior understanding of how our songs can improve an audiovisual work. This proactive approach has enabled us to be the best at meeting the creative needs of content creators and music producers. Our synchronisation revenue has grown consecutively for more than ten years and this category now represents over 17% of our total publishing revenues.

Other revenue
Other revenue, which includes income from uses such as print, stage productions, background library, some ring tones and other miscellaneous uses, increased by £13.8m and currently represents less than 12% of revenues. Important drivers of growth in other revenue during the year have been ring tones, stage productions such as *Mamma Mia* and *We Will Rock You*, and payments for enforcing payment for the use of our copyrights.

Digital
The use of songs in new digital applications is an attractive and fast-growing opportunity. Our digital sales grew sharply during the year, contributing over £14m to our revenues, and were up 90% at constant currency from the prior year. Digital revenues now represent 3.4% of EMI Music Publishing's total revenues, compared to 2% in the prior year. Revenues from digital music are currently classified amongst the various revenue categories – mechanical, performance, synchronisation and other – based on the varying status of these new uses in different countries.

The use of songs in mobile phones, particularly via ring tones, continued to be the most significant early digital revenue contributor. Consumer acceptance of these new musical products has been very positive, with especially high interest in Asia and, increasingly, in Europe. In the US, mobile song use is at a relatively early stage with the potential for very attractive growth in the coming years as phone and compression technologies improve.

EMI Music Publishing has continued to be at the forefront of maximising royalty generation from digital music products. In December, EMI finalised an agreement with Sony BMG that will facilitate the introduction of a wide range of digital offerings in North America. Ground-breaking agreements such as this are instrumental in driving new digital music product development. The collection societies play an important role in ensuring that publishers and songwriters fully benefit from the many new digital uses. EMI has been working to focus these third parties on faster identification of new product offerings, rate setting and royalty collection from the varied digital song customers. Progress with some of these third parties has been slower than desired, with the development of the necessary reporting systems still at an early stage.

We are well positioned to benefit from the anticipated global growth of other digital song uses such as music and video downloads, subscription services, ring tunes and ring backs. We already have an extensive global network and effective song-based royalty processing systems that, together with our high quality song catalogue, enable us to grow flexibly as each type of digital product gains acceptance.

ATTACHMENTS

EMI GROUP PLC FINANCIAL STATEMENTS 2004/05

FINANCIAL HIGHLIGHTS
for the year ended 31 March 2005

	2005 £m	2004 £m
Group turnover	**1,942.8**	2,120.7
EBITDA (i)	**256.8**	284.3
Group operating profit (EBITA) (ii)	**232.9**	249.3
Adjusted PBT (iii)	**141.9**	163.3
Profit (loss) before taxation	**91.8**	(52.8)
Adjusted diluted earnings per share (iv)	**13.0p**	15.5p
Basic earnings per share	**7.2p**	(9.1)p
Dividend per share	**8.0p**	8.0p
Return on sales (v)	**12.0%**	11.8%
Interest cover (vi)	**3.0x**	3.3x

(i) EBITDA is Group operating profit before operating exceptional items, depreciation and amortisation of goodwill and music copyrights.
(ii) Group operating profit (EBITA) is before operating exceptional items and amortisation of goodwill and music copyrights.
(iii) Adjusted PBT is before operating and non-operating exceptional items, amortisation of goodwill and music copyrights.
(iv) Adjusted diluted earnings per share is before operating and non-operating exceptional items, amortisation of goodwill and music copyrights.
(v) Return on sales is defined as Group operating profit before operating exceptional items and amortisation of goodwill and music copyrights as a percentage of Group turnover.
(vi) Interest cover is defined as the number of times EBITDA is greater than Group finance charges, excluding non-periodic interest and exceptional items.

CONSOLIDATED PROFIT AND LOSS ACCOUNT
for the year ended 31 March 2005

	2005		2004	
	Total £m	Before excep items & amortn £m	Before excep items & amortn £m	Total £m
Group turnover (note 2)	1,942.8	1,942.8	2,120.7	2,120.7
Group operating profit before exceptional items and amortisation	232.9	232.9	249.3	249.3
Operating exceptional items (note 3)	-	-	-	(138.3)
Group operating profit before amortisation	232.9	232.9	249.3	111.0
Amortisation	(50.7)	-	-	(50.9)
Group operating profit* (note 2)	182.2	232.9	249.3	60.1
Share of operating profits (losses) in associated undertakings	0.9	1.1	(0.1)	(0.3)
Total operating profit	183.1	234.0	249.2	59.8
Non-operating exceptional items	0.8	-	-	(16.5)
Profit before finance charges	183.9	234.0	249.2	43.3
Finance charges (note 4)	(92.1)	(92.1)	(85.9)	(96.1)
Profit (loss) on ordinary activities before taxation	91.8	141.9	163.3	(52.8)
Taxation on profit (loss) on ordinary activities (note 5)	(31.2)	(31.2)	(32.5)	(19.7)
Profit (loss) on ordinary activities after taxation	60.6	110.7	130.8	(72.5)
Minority interests (equity)	(4.3)	(4.3)	(6.5)	0.9
Profit (loss) attributable to members of the Holding Company	56.3	106.4	124.3	(71.6)
Dividends (equity) (note 6)	(63.2)			(62.5)
Transfer (from) to profit & loss reserve	(6.9)			(134.1)

* The following items are included within Group operating profit				
Cost of sales	(1,225.3)	(1,179.5)	(1,286.0)	(1,404.7)
Gross Profit	717.5	763.3	834.7	716.0
Distribution costs	(69.6)	(69.6)	(85.1)	(92.0)
Administration expenses	(504.0)	(499.1)	(530.7)	(583.5)
Other operating income, net	38.3	38.3	30.4	19.6

Earnings per share (EPS)

	2005	2004
Basic earnings per Ordinary Share (note 7)	7.2p	(9.1)p
Diluted earnings per Ordinary Share (note 7)	7.2p	(9.1)p
Adjusted basic earnings per Ordinary Share (note 7)	13.5p	15.8p
Adjusted diluted earnings per Ordinary Share (note 7)	13.0p	15.5p

Adjusted earnings are included as they provide a better understanding of the underlying trading performance of the Group on a normalised basis.

Average exchange rates for the year

	2005	2004
US Dollar to £1	1.85	1.70
Euro to £1	1.46	1.45
Yen to £1	198.32	191.67

The results for the year have been translated into Sterling at the appropriate average exchange rates.

Attachment (c)

CONSOLIDATED BALANCE SHEET
at 31 March 2005

	2005 £m	2004 £m
Fixed assets		
Music copyrights	**402.8**	448.7
Goodwill	**33.2**	31.8
Tangible fixed assets	**183.1**	202.7
Investments	**22.9**	19.3
	642.0	702.5
Current assets		
Stocks	**28.2**	28.1
Debtors: amounts falling due within one year	**720.8**	722.6
Debtors: amounts falling due after more than one year	**79.5**	88.3
Investments: liquid funds (note 8)	**1.6**	1.8
Cash at bank & in hand and cash deposits (note 8)	**240.9**	343.4
	1,071.0	1,184.2
Creditors: amounts falling due within one year		
Borrowings (note 8)	**(30.0)**	(35.8)
Other creditors	**(1,292.7)**	(1,353.5)
	(1,322.7)	(1,389.3)
Net current liabilities	**(251.7)**	(205.1)
Total assets less current liabilities	**390.3**	497.4
Creditors: amounts falling due after more than one year		
Borrowings (including convertible debt)	**(1,042.0)**	(1,058.1)
Other creditors	**(10.2)**	(12.9)
	(1,052.2)	(1,071.0)
Provisions for liabilities and charges (note 9)	**(85.2)**	(142.8)
	(747.1)	(716.4)
Capital and reserves		
Called-up share capital	**110.6**	110.4
Share premium account	**447.3**	445.8
Capital redemption reserve	**495.8**	495.8
Other reserves	**252.2**	255.7
Profit & loss reserve (including goodwill previously written off)	**(2,101.3)**	(2,091.7)
Equity shareholders' funds	**(795.4)**	(784.0)
Minority interests (equity)	**48.3**	67.6
	(747.1)	(716.4)

Year-end exchange rates

	2005	2004
US Dollar to £1	**1.89**	1.84
Euro to £1	**1.45**	1.50
Yen to £1	**202.11**	191.20

The balance sheet has been translated into Sterling at the appropriate year-end exchange rates.

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
for the year ended 31 March 2005

		2005		2004
	£m	£m	£m	£m
Profit (loss) for the financial year				
Group		55.4		(71.3)
Associates		0.9		(0.3)
Profit (loss) for the financial year		56.3		(71.6)
Currency translation – Group*	(7.2)		28.0	
Impairment of property and revaluation of music copyright	(0.7)		20.7	
Other recognised (losses) gains		(7.9)		48.7
Total recognised gains and losses relating to the year		48.4		(22.9)

*Net currency losses of £4.7m (2004: losses of £4.5m), which relate to foreign currency borrowings to finance investment overseas and the related tax charge of £nil (2004: £nil), have been included within the Group currency translation movement on reserves.

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS
for the year ended 31 March 2005

		2005		2004
	£m	£m	£m	£m
Opening shareholders' funds		(784.0)		(700.4)
Profit (loss) for the financial year	56.3		(71.6)	
Shares issued	1.7		-	
Dividends (equity) (note 6)	(63.2)		(62.5)	
Other recognised (losses) gains	(7.9)		48.7	
Goodwill adjustments	(0.3)		-	
Employee Benefit Trust transactions	2.0		1.8	
Net (decrease) in shareholders' funds for the year		(11.4)		(83.6)
Closing shareholders' funds		(795.4)		(784.0)

CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 March 2005

	2005 £m	2004 £m
Net cash inflow from operating activities	**221.4**	309.4
Returns on investments and servicing of finance		
Net interest paid	**(100.3)**	(95.4)
Dividends paid to minorities	**(1.3)**	(3.5)
Net cash outflow from returns on investments and servicing of finance	**(101.6)**	(98.9)
Tax paid	**(32.7)**	(30.6)
Capital expenditure and financial investment		
Purchase of music copyrights	**(6.0)**	(5.1)
Sale of music copyrights	**0.2**	0.4
Purchase of tangible fixed assets	**(29.9)**	(51.3)
Sale of tangible fixed assets	**3.3**	78.0
Purchase of investments: own shares	**(0.3)**	(0.3)
Purchase of fixed asset investments	**(2.9)**	-
Sale of fixed asset investments	**-**	1.0
Net cash (outflow) inflow from capital expenditure and financial investment	**(35.6)**	22.7
Acquisitions and disposals		
Purchase of businesses net of cash acquired	**(6.8)**	(73.3)
Deferred consideration paid	**(64.1)**	(16.1)
Purchase of associated undertakings	**(2.1)**	-
Disposal of associated undertakings	**0.1**	0.4
Net cash (outflow) from acquisitions and disposals	**(72.9)**	(89.0)
Equity dividends paid	**(62.9)**	(62.7)
Net cash (outflow) inflow before management of liquid resources and financing	**(84.3)**	50.9
Issue of ordinary share capital	**1.7**	-
Management of liquid resources (note b)	**(0.8)**	(1.7)
Financing (note b):		
New loans	**-**	398.5
Loans repaid	**1.8**	(209.4)
Capital element of finance leases repaid	**(0.1)**	(2.1)
Net cash inflow from management of liquid resources and financing	**2.6**	185.3
(Decrease) increase in cash (note b)	**(81.7)**	236.2

Reconciliation of net cash flow to movement in net debt

	2005 £m	2004 £m
(Decrease) increase in cash	**(81.7)**	236.2
Cash outflow from increase in liquid resources	**0.8**	1.7
Cash (inflow) from increase in loans	**-**	(398.5)
Cash (inflow) outflow from repayment of loans	**(1.7)**	211.5
Change in net debt resulting from cash flows	**(82.6)**	50.9
Loans acquired	**-**	(0.4)
Exchange differences	**1.8**	60.6
Movement in net debt	**(80.8)**	111.1
Net debt at beginning of year	**(748.7)**	(859.8)
Net debt at end of year	**(829.5)**	(748.7)

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 March 2005

a) Reconciliation of operating profit to net cash flow from operating activities:

	2005 £m	2004 £m
Group operating profit	**182.2**	60.1
Depreciation charge	**23.9**	35.0
Amortisation charge:		
Music copyrights	**45.8**	46.9
Goodwill	**4.9**	4.0
Exceptional non cash write-down	**-**	43.1
Goodwill write-down – subsidiaries	**-**	18.1
Music copyrights write-down	**-**	4.5
ESOP transactions	**2.3**	2.1
Amounts provided	**7.8**	73.4
Provisions utilised:		
Disposals and fundamental reorganisations	**(11.3)**	-
Other	**(59.4)**	(36.1)
(Increase) decrease in working capital:		
Stock	**(0.1)**	(8.0)
Debtors	**10.9**	59.8
Creditors	**14.4**	6.5
Net cash inflow from operating activities	**221.4**	309.4

b) Analysis of movement in the Group's net borrowings:

	At 1 April 2004 £m	Cash flow £m	Acquisitions/ disposals £m	Exchange movement £m	At 31 March 2005 £m
Cash at bank and in hand	342.7	(101.7)	-	(1.9)	**239.1**
Overdrafts	(32.5)	20.0	-	0.7	**(11.8)**
Cash	310.2	(81.7)	-	(1.2)	**227.3**
Debt due after more than one year	(1,058.0)	13.2	-	2.8	**(1,042.0)**
Debt due within one year	(3.3)	(15.0)	-	0.1	**(18.2)**
Finance leases	(0.1)	0.1	-	-	**-**
Financing*	(1,061.4)	(1.7)	-	2.9	**(1,060.2)**
Investments: liquid funds	1.8	(0.3)	-	0.1	**1.6**
Cash deposits	0.7	1.1	-	-	**1.8**
Liquid resources	2.5	0.8	-	0.1	**3.4**
Total	(748.7)	(82.6)	-	1.8	**(829.5)**

* Cash flow on financing of £(1.7)m is split between new loans of £(128.9)m, loans repaid of £127.3m and the capital element of finance leases repaid of £(0.1)m.

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 March 2005

	At 1 April 2003 £m	Cash flow £m	Acquisitions/ disposals £m	Exchange movement £m	At 31 March 2004 £m
Cash at bank and in hand	99.9	245.4	0.4	(3.0)	342.7
Overdrafts	(25.0)	(9.6)	-	2.1	(32.5)
Cash	74.9	235.8	0.4	(0.9)	310.2
Debt due after more than one year	(920.5)	(198.9)	-	61.4	(1,058.0)
Debt due within one year	(12.8)	9.8	(0.4)	0.1	(3.3)
Finance leases	(2.2)	2.1	-	-	(0.1)
Financing*	(935.5)	(187.0)	(0.4)	61.5	(1,061.4)
Investments: liquid funds	0.5	1.3	-	-	1.8
Cash deposits	0.3	0.4	-	-	0.7
Liquid resources	0.8	1.7	-	-	2.5
Total	(859.8)	50.5	-	60.6	(748.7)

*Cash flow on financing of £(187.0)m is split between new loans of £(398.5)m, loans repaid of £209.4m and the capital element of finance leases repaid of £2.1m.

The following definitions have been used:
Cash: Cash in hand and deposits repayable on demand if available within 24 hours without penalty, including overdrafts.
Financing: Borrowings, less overdrafts which have been treated as cash.
Liquid resources: Investments and deposits, other than those included as cash, which are readily convertible into known amounts of cash.

NOTES TO THE ACCOUNTS
for the year ended 31 March 2005

NOTE 1 - ACCOUNTING POLICIES - basis of preparation

The consolidated financial statements are prepared under the historical cost convention with the exception of certain tangible fixed assets and in accordance with applicable accounting standards. The results for the years ended 31 March 2005 and 31 March 2004 represent continuing operations.

The financial statements have been prepared on the basis of the accounting policies set out in the Group's accounts for the year ended 31 March 2005.

This announcement does not constitute the Group's financial statements for the year ended 31 March 2005. The financial statements for the year ended 31 March 2005 have not yet been delivered to the Registrar. However the auditor has issued an unqualified audit report on the financial statements for this year.

NOTE 2 - SEGMENTAL ANALYSES

			2005			2004
	Recorded Music £m	**Music Publishing £m**	**Total £m**	Recorded Music £m	Music Publishing £m	Total £m
By class of business:						
Group turnover	**1,542.1**	**400.7**	**1,942.8**	1,722.8	397.9	2,120.7
Group operating profit (loss) before exceptional items and amortisation	**132.7**	**100.2**	**232.9**	147.4	101.9	249.3
Operating exceptional items and amortisation	**(7.9)**	**(42.8)**	**(50.7)**	(132.7)	(56.5)	(189.2)
Group operating profit (loss)	**124.8**	**57.4**	**182.2**	14.7	45.4	60.1
Non-operating exceptional items	**0.8**	**-**	**0.8**	(16.5)	-	(16.5)
Share of operating profits (losses) in associated undertakings	**0.4**	**0.5**	**0.9**	(0.4)	0.1	(0.3)
Finance charges			**(92.1)**			(96.1)
Profit (loss) on ordinary activities before taxation			**91.8**			(52.8)
Operating assets (liabilities)	**(3.4)**	**341.3**	**337.9**	(45.7)	343.7	298.0
Average employees (No.)	**6,043**	**629**	**6,672**	7,373	623	7,996

NOTES TO THE ACCOUNTS continued
for the year ended 31 March 2005

NOTE 2 - SEGMENTAL ANALYSES continued

	United Kingdom £m	Rest of Europe £m	Latin America £m	North America £m	Asia Pacific £m	Other £m	2005 Total £m
By origin:							
Group turnover	305.8	618.1	55.8	574.9	365.2	23.0	1,942.8
Group operating profit (loss) before exceptional items and amortisation	48.7	86.6	3.2	70.9	18.9	4.6	232.9
Operating exceptional items and amortisation*	(5.5)	(6.3)	(0.6)	(36.1)	(2.2)	-	(50.7)
Group operating profit (loss)	43.2	80.3	2.6	34.8	16.7	4.6	182.2
Non-operating exceptional items							0.8
Share of operating profits (losses) in associated undertakings							0.9
Finance charges							(92.1)
Profit (loss) on ordinary activities before taxation							91.8
Operating assets (liabilities)	65.8	(45.8)	0.6	265.1	52.9	(0.7)	337.9
Average employees (No.)	1,156	1,623	239	2,124	1,345	185	6,672
By destination:							
Group turnover	299.0	619.7	33.2	578.0	366.3	46.6	1,942.8

	United Kingdom £m	Rest of Europe £m	Latin America £m	North America £m	Asia Pacific £m	Other £m	2004 Total £m
By origin:							
Group turnover	308.6	651.1	44.6	671.9	423.6	20.9	2,120.7
Group operating profit (loss) before exceptional items and amortisation	53.6	62.0	(1.8)	99.2	32.5	3.8	249.3
Operating exceptional items and amortisation*	(39.1)	(58.0)	(1.1)	(62.1)	(25.2)	(3.7)	(189.2)
Group operating profit (loss)	14.5	4.0	(2.9)	37.1	7.3	0.1	60.1
Non-operating exceptional items							(16.5)
Share of operating profits (losses) in associated undertakings							(0.3)
Finance charges							(96.1)
Profit (loss) on ordinary activities before taxation							(52.8)
Operating assets (liabilities)	17.8	(52.3)	(0.6)	256.8	76.7	(0.4)	298.0
Average employees (No.)	1,199	2,338	324	2,464	1,403	268	7,996
By destination:							
Group turnover	304.4	649.2	21.5	678.9	422.1	44.6	2,120.7

* Comprises operating exceptional items of £nil (2004: £(138.3)m) and amortisation of goodwill and music copyrights of £(50.7)m (2004: £(50.9)m).

NOTE 2 - SEGMENTAL ANALYSES continued

Operating profit is analysed instead of profit before taxation as finance charges are borne centrally and are not allocated to the operating businesses.
Operating assets include deferred consideration of £0.9m (2004: £69.8m) which is not conditional upon the satisfaction of future performance criteria.

The reconciliation of operating assets to net liabilities is as follows:

	2005 £m	2004 £m
Operating assets	**337.9**	298.0
Tax, dividends and net interest payable	**(255.5)**	(265.7)
Capital employed	**82.4**	32.3
Net borrowings	**(829.5)**	(748.7)
Net liabilities	**(747.1)**	(716.4)

NOTE 3 - EXCEPTIONAL ITEMS

(i) Operating exceptional items

	2005 £m	2004 £m
Impact of retail destocking in Japan, including amended returns terms	-	(16.7)
Restructuring and reorganisation costs:		
Music Publishing: headcount reduction and system write-offs	-	(6.6)
Recorded Music: headcount and roster reduction and other*	**(3.8)**	(84.5)
Release of overprovision for reorganisation costs charged in prior year	**3.8**	-
Asset impairment and other**	-	(22.6)
Proposed acquisition of Warner Music - deal costs	-	(7.9)
Total	-	(138.3)

* Headcount reduction (£3.8m) (2004: headcount reduction (£51.7m), roster reduction (£20.6m), vacant property provisions and asset write-down (£3.5m), distribution changes and integration costs (£4.6m) and other (£4.1m)).
** (2004: write-downs of music copyrights (£4.5m) and goodwill (£18.1m)).

The attributable taxation credit relating to operating exceptional items is £nil (2004: £14.4m).

In 2004 assets were written down to their net realisable value or to a value in use based on a discounted cash flow projection. Discount rates of 6% to 14% were applied in the impairment reviews completed during that year. The discount rates were appropriate to the divisions and the assets being valued.

The share of the operating exceptional items attributable to minority interests is £0.2m (2004: £7.2m).

NOTES TO THE ACCOUNTS continued
for the year ended 31 March 2005

NOTE 3 - EXCEPTIONAL ITEMS continued

(ii) Non-operating exceptional items

	2005 £m	2004 £m
Losses on the sale and closure of manufacturing business*	-	(45.5)
Net gain on sale of fixed assets and investments**	0.8	24.0
Profit on sale of HMV Group plc, including goodwill of £262.5m***	-	5.0
Total	**0.8**	(16.5)

* (2004: costs of redundancies (£11.8m), losses on sale or decommissioning of fixed assets (£12.1m), losses on sales of stocks (£12.0m) and integration costs (£9.6m)).
** Comprises gains (losses) on sale of properties (2004: gains (losses) on sale of properties).
*** (2004: release of a provision to cover EMI Group Plc's pension liability no longer required).

The attributable taxation charge relating to non-operating exceptional items is £nil (2004: £1.6m).

(iii) Finance exceptional charge

	2005 £m	2004 £m
Costs incurred as part of the Group's refinancing programme (note 4)	-	(10.2)
Total	-	(10.2)

NOTE 4 – FINANCE CHARGES

	£m	2005 £m	£m	2004 £m
Interest payable on:				
Bank overdrafts and loans	**81.7**		72.3	
Other	**13.2**		17.3	
		94.9		89.6
Interest receivable on:				
Bank balances	**(2.2)**		(2.0)	
Other	**(0.6)**		(1.7)	
		(2.8)		(3.7)
Group finance charges (including associates)*		**92.1**		85.9
Finance exceptional charge		-		10.2
Total		**92.1**		96.1

* Finance charges for associates are £nil (2004: £nil).

NOTES TO THE ACCOUNTS continued
for the year ended 31 March 2005

NOTE 5 – TAXATION

	2005 £m	2004 £m
Current tax:		
UK corporation tax	**4.3**	5.3
Double taxation relief	**(4.3)**	(5.3)
	-	-
Withholding tax	**7.1**	9.5
Other foreign tax	**28.2**	17.4
Adjustment in respect of prior periods	**(6.9)**	(2.8)
Total current tax	**28.4**	24.1
Deferred tax:		
Origination and reversal of timing differences	**2.8**	(4.5)
Others:		
Associated undertakings	**-**	0.1
Tax on profit on ordinary activities	**31.2**	19.7

NOTE 6 – DIVIDENDS (equity)

	2005 Per share	2004 Per share	2005 £m	2004 £m
Ordinary dividends (net):				
Interim	**2.0p**	2.0p	**15.7**	15.8
Adjustment to 2005 and 2004 interim	**-**	-	**-**	(0.1)
Proposed final	**6.0p**	6.0p	**47.4**	47.1
Adjustment to 2004 and 2003 final	**-**	-	**0.1**	(0.3)
Total	**8.0p**	8.0p	**63.2**	62.5

Subject to the approval of shareholders, the final dividend of 6.0p per share will be paid on 7 October 2005 to shareholders on the register at the close of business on 9 September 2005.

NOTES TO THE ACCOUNTS continued
for the year ended 31 March 2005

NOTE 7 – EARNINGS PER ORDINARY SHARE

	2005	2004
Earnings per Ordinary Share is calculated as follows:		
Earnings	**£56.3m**	£(71.6)m
Adjusted earnings	**£106.3m**	£124.2m
Basic		
Weighted average number of Ordinary Shares in issue	**785.6m**	784.4m
Diluted		
Adjusted weighted average number of Ordinary Shares	**872.8m**	826.5m

The adjusted weighted average number of Ordinary Shares used in the diluted earnings per share calculations, 872.8m (2004: 826.5m), is the weighted average number of Ordinary Shares in issue, 785.6m (2004: 784.4m), plus adjustments for dilutive share options, 8.4m (2004: 2.9m) plus adjustments for convertible bond options, 78.9m (2004: 39.2m).
Adjusted earnings are included as they provide a better understanding of the underlying trading performance of the Group on a normalised basis.

RECONCILIATION OF ADJUSTED EARNINGS

	£m	**2005 Per Share**	£m	2004 Per Share
Earnings/basic EPS	**56.3**	**7.2p**	(71.6)	(9.1p)
Adjustments:				
Exceptional items and attributable taxation	**(0.8)**	**(0.1p)**	152.2	19.3p
Amortisation of goodwill and music copyrights	**50.9**	**6.4p**	51.1	6.5p
Minority interest (re music copyright amortisation)	**(0.3)**	**0.0p**	(0.4)	0.0p
Minority interest (re operating exceptional items and attributable taxation)	**0.2**	**0.0p**	(7.0)	(0.9)p
Adjusted earnings/adjusted EPS	**106.3**	**13.5p**	124.3	15.8p
Convertible bond	**6.9**	**(0.5p)**	3.7	(0.3)p
Adjusted earnings/adjusted diluted EPS	**113.2**	**13.0p**	128.0	15.5p

NOTES TO THE ACCOUNTS continued
for the year ended 31 March 2005

NOTE 8 - BORROWINGS

	2005 £m	2004 £m
LONG-TERM BORROWINGS		
Bank loans and debt finance	**1,042.0**	1,058.0
Finance leases	**-**	0.1
Total long-term borrowings	**1,042.0**	1,058.1
SHORT-TERM BORROWINGS		
Loans and overdrafts	**11.8**	34.7
Finance leases	**-**	-
Short-term element of long-term loans	**18.2**	1.1
Total short-term borrowings	**30.0**	35.8
Total borrowings	**1,072.0**	1,093.9
Liquid funds:		
Investments: liquid funds	**(1.6)**	(1.8)
Cash at bank and in hand and cash deposits	**(240.9)**	(343.4)
Net borrowings	**829.5**	748.7

On 15 July 2004, the Group signed an additional 364 day £100m committed credit facility with a group of banks.

On 2 and 3 October 2003, the Group completed a major restructuring of its borrowings. Five separate but related transactions were completed: (a) the issue of €425m 8.625% Senior Notes due 2013; (b) the issue of US$243.3m Guaranteed Convertible Bonds due 2010, unless previously redeemed, converted or purchased and cancelled; (c) the cancellation of the existing revolving credit bank facilities expiring 2005; (d) the finalisation of a new £250m revolving credit bank facility expiring 2007 (at 31 March 2005, £236.9m was available under this facility but undrawn); and (e) prepayment of US$25m Senior Notes due 2012 and US$31.25m Senior Notes due 2009.

Long-term borrowings include £nil (2004: £nil) of borrowings repayable within one year, which are drawings under long-term committed facilities and, therefore, have been classified as such. Long-term borrowings are stated after deduction of issue costs which are capitalised and amortised over the term of the borrowing. Issue costs are defined as incremental costs that are incurred directly in connection with the issue of a capital instrument and include arrangements and underwriting fees.

Under their banking arrangements, overdraft and cash balances of the Company and of certain subsidiaries are pooled or offset and cross-guaranteed. Such pooling and offsets are reflected in the Group balance sheet as appropriate.

The Group has cash balances and liquid funds of £113.1m held with banks within the UK and £129.4m held with banks outside, but freely transferable to, the UK.

Maturity analysis of long-term borrowings:

	2005 £m	2004 £m
Amounts falling due after more than one year are repayable as follows:		
Between one and two years	**1.1**	2.0
Between two and five years	**632.1**	385.7
After five years:		
Other	**408.8**	670.4
Total	**1,042.0**	1,058.1

The amount of debt, any of which falls due for payment after more than five years, is £408.8m (2004: £670.4m).

NOTES TO THE ACCOUNTS continued
for the year ended 31 March 2005

NOTE 9 – OTHER PROVISIONS FOR LIABILITIES AND CHARGES

	Trading £m	Pensions £m	Disposal & fundamental reorg'n £m	Acquisition and integration £m	Total £m
At 31 March 2004	82.2	31.3	20.3	3.3	137.1
Currency retranslation	0.7	1.5	(0.2)	-	2.0
Provisions utilised	(53.0)	(6.4)	(13.2)	(0.6)	(73.2)
Charged against:					
Operating profit	2.3	5.5	-	-	7.8
Reclassification	0.7	-	1.1	-	1.8
At 31 March 2005	**32.9**	**31.9**	**8.0**	**2.7**	**75.5**

Trading provisions include royalty audit and other trading provisions charged through operating profit before exceptional items. It also includes restructuring and reorganisation provisions charged through operating exceptional items. £13.9m of the £32.9m are restructuring and reorganisation provisions which will be utilised in the short term (2004: £63.5m of £82.2m).

The majority of the disposal and fundamental reorganisation provision will be utilised in the short term.

The pension provisions arise in overseas companies in respect of state schemes and employees covered by the Group's unfunded schemes.

Ref: 82-373



VIA PR NEWSWIRE DISCLOSE

ER 05/23

25th May, 2005.

Company Announcements Office,
London Stock Exchange.

Dear Sirs,

EMI Group plc - Directors' Interests

To comply with paragraph 16.13 of the Listing Rules, we advise that:

(a) EMI Group EBT (Guernsey) Limited, the Trustee of The EMI Group General Employee Benefit Trust ("EBT"), has today informed the Company by a letter dated 25th May 2005 (received by fax) that it awarded on 25th May 2005 to eleven employees and one ex-employee, at no consideration, in respect of awards under the EMI Group Senior Executive Incentive Plan and the EMI Group Executive Share Incentive Plan a total of 456,287 EMI Group plc Ordinary Shares of 14p each.

(b) In its letter, the Trustee of the EBT stated that it had withheld a total of 176,185 Ordinary Shares in respect of the tax liabilities arising from the awards.

As a result of the above, the number of Ordinary Shares in which EMI Group plc's Executive Directors and other employees of the EMI Group have a potential interest through the EBT decreases to 3,560,413, all being held in the name of Barfield Nominees Ltd, Account No. 6497.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231